July 6, 2005	Philip T. Colton Direct Dial: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com

VIA FEDERAL EXPRESS

Ms. Kathleen Kerrigan

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Digital Angel Corporation
Form 10-K for the year ended December 31, 2004
Filed March 8, 2005
Form 10-Q for the quarterly period ended March 31, 2005
File No. 1-15177

Dear Ms. Kerrigan:

On behalf of Digital Angel Corporation, a Delaware corporation, we are responding to the comments presented in the letter from Mr. Larry Spirgel, Assistant Director dated June 21, 2005.  For the Staff’s convenience, each of our Responses is preceded by the related Staff Comment.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 1.  The Company and Basis of Presentation, page 37.

Revenue Recognition, page 39.

1.             Please refer to prior comment 6.  It is still unclear to us how you have determined that the hardware does not have value on a standalone basis, based on the guidance in EITF 00-21.  In this regard, please provide a more detailed description of the nature of the products and services included in the arrangement.  Tell us whether a customer could resell the equipment to another customer and whether the other customer could then obtain the required services from you.

Response:              A typical OuterLink system consists of data terminal hardware installed on a mobile asset, communications services and software tools that enable clients to visually track and display real-time and historical information about all assets under their control.  The data terminal hardware consists of a receiver, a high powered transmitter, a CPU and power supply.  This hardware transmits and receives over specific OuterLink dedicated frequencies to OuterLink’s network operations center and when used in connection with OuterLink’s software enables the communication of position and location reports, fleet status information as well as two way messaging.

OuterLink Corporation’s services are only available through the use of its hardware and such hardware has no alternative use.  To the best of the Company’s knowledge, OuterLink, neither prior to or subsequent to the acquisition, has ever sold the hardware to a customer that does not subscribe to OuterLink’s service.  The Company notes that while a customer could resell the hardware to another customer the new customer could only use the hardware if it obtained the services from OuterLink.

The Company does not believe that the hardware should be considered a separate unit of accounting based on the criteria in paragraph 9 of EITF 00-21 “Revenue Arrangements with Multiple Deliverables.”  Because the hardware sold to the customer has no utility to the customer without the Company’s continuing involvement of providing location and messaging services, the Company believes the hardware and related services must be viewed as an integrated package.  Accordingly, OuterLink Corporation’s hardware revenue is deferred upon shipment and recognized ratably over the estimated customer service period, which customarily is 30 months.  The Company also believes that this treatment is consistent with similar companies in its industry.

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Item 4. Controls and Procedures, page 24

2.             Please refer to prior comment 15.  Please confirm for us that your certifying officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report, based upon the evaluation of your disclosure controls and procedures.

Response:              In regards to the Form 10-Q for the period ended March 31, 2005, the Company confirms that its certifying officers concluded that its disclosure controls and procedures were effective as of the date covered by the report, based upon the evaluation of the Company’s disclosure controls and procedures.

If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

Philip T. Colton

cc:           Digital Angel Corporation